                       SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D. C.



                                  FORM U-3A-2/A

   Statement by Holding Company Claiming Exemption Under Rule U-3A-2 from the
          Provisions of the Public Utility Holding Company Act of 1935
                      To Be Filed Annually Prior to March 1


                                   ENRON CORP.
                             (an Oregon corporation)

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information. This Form amends and restates in it entirety the Form U-3A-2 filed by Enron Corp. with the Securities and Exchange Commission on March 2, 1998 and is effective for the reporting period ended December 31, 1997.

           1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator
(EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

                     SEE  APPENDIX I.

           2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

                     SEE  APPENDIX II.

           3. The following information of the last calendar year with respect to claimant and each of its subsidiary public utility companies:

           (a)  Number of kWh of electric energy sold at retail and wholesale:

                Retail:     18,254,801,277  kWh
                Wholesale:  26,934,624,000  kWh

           (b) Number of kWh of electric energy and Mcf of natural or manufactured gas distributed at retail outside the State in which each such company is organized:

                Number of kWh of electric energy distributed at retail outside the State in which each Company is organized - None

           (c) Number of kWh of electric energy and Mcf of natural or manufactured gas distributed at wholesale outside the State in which each such company is organized, or at the State line:

                26,656,139 kWh - Delivery of electric energy is primarily at the Malin substation in Southern Oregon with ultimate use in California.

                28,857,101 Mcf of natural gas with ultimate use in California.

           (d) Number of kWh of electric energy and Mcf of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line:

                Portland General Electric Company ("PGE") purchased electric energy from certain nonassociated utilities, municipalities, wholesale marketers, and public authorities, such as Bonneville Power Administration ("BPA") and public utility districts, which are either located in or have generation facilities located outside the State of Oregon:

                31,964,564 kWh - Delivery of electric energy is through BPA transmission lines to PGE interconnections in Oregon.

                50,853,908 Mcf - Natural gas purchases outside the State of Oregon.

           4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

           (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

                           EXEMPT WHOLESALE GENERATORS

---------------------------------------------------------------------------------------------------------------------------------
                                                                                                                      % ENRON
                SUBSIDIARY           INCORPORATION/      CITY          STATE                 PURPOSE                  OWNERSHIP
                                        FORMATION
---------------------------------------------------------------------------------------------------------------------------------
  Dabhol Power Company                   India           Dabhol        Maharashstra   Own and operate power plant          80.00
                                                                                      in state of Maharashtra,
                                                                                      India
---------------------------------------------------------------------------------------------------------------------------------
  Enron Europe Operations Limited        England         London        England        To hold Enron Power Corp.'s         100.00
                                                                                      equity positions in the
                                                                                      various joint venture
                                                                                      projects being developed in
                                                                                      the United Kingdom.
---------------------------------------------------------------------------------------------------------------------------------
  Hainan Meinan Power Company CJV        China           Haikou,       China          To develop, build, own,              50.00
                                                         Hainan                       operate, maintain, manage,
                                                         Province                     and administer the power
                                                                                      plant, arrange financing for
                                                                                      the power plant, and produce
                                                                                      and sell electricity.
---------------------------------------------------------------------------------------------------------------------------------
  Lake Benton Power Partners L.L.C       Delaware        Tehachapi     California     To own and operate a                 78.33
                                                                                      107.25MW wind turbine
                                                                                      generation facility under
                                                                                      development near Lake
                                                                                      Benton, Minnesota, and to
                                                                                      sell the power generated
                                                                                      there at wholesale.
---------------------------------------------------------------------------------------------------------------------------------
  Trakya Elektrik Uretim ve Ticaret A.S  Turkey          Kavaklidere/  Turkey         To build and operate power           50.00
                                                         Ankara                       stations; to generate
                                                                                      wholesale electrical energy.
---------------------------------------------------------------------------------------------------------------------------------
  Zond Development Corporation           California      Tehachapi     California     To own and operate a 112MW           78.33
                                                                                      wind turbine generation
                                                                                      facility under development
                                                                                      near Alta, Iowa, and to sell
                                                                                      the power generated there at
                                                                                      wholesale.
---------------------------------------------------------------------------------------------------------------------------------
  Zond-PanAero Windsystems Partners I    California      Tehacahapi    California     To own and operate a 19.5MW           0.50
                                                                                      wind turbine generation
                                                                                      facility located near Palm
                                                                                      Springs, California, and to
                                                                                      sell the power generated
                                                                                      there at wholesale.
---------------------------------------------------------------------------------------------------------------------------------
  Zond-PanAero Windsystems Partners II   California      Tehacahapi    California     To own and operate a 10.4MW           0.50
                                                                                      wind turbine generation
                                                                                      facility located near Palm
                                                                                      Springs, California, and to
                                                                                      sell the power generated
                                                                                      there at wholesale.
---------------------------------------------------------------------------------------------------------------------------------
  Zond Systems, Inc.                     California      Tehacahapi    California     To own and operate wind              78.33
                                                                                      turbine generation
                                                                                      facilities and to sell the
                                                                                      power generated there at
                                                                                      wholesale.
---------------------------------------------------------------------------------------------------------------------------------
  ZWHC L.L.C.                            Delaware        Tehacahapi    California     To own and operate a 20MW            50.00
                                                                                      wind turbine generation
                                                                                      facility located near
                                                                                      Tehachapi, California and to
                                                                                      sell the power generated
                                                                                      there at wholesale.
---------------------------------------------------------------------------------------------------------------------------------
  Zond Windsystems Partners, Ltd.,       California      Tehacahapi    California     To own and operate a 14.2MW           1.00
  Series 85-A                                                                         wind turbine generation
                                                                                      facility located near Tehachapi,
                                                                                      California and to sell the
                                                                                      power generated there at
                                                                                      wholesale.
---------------------------------------------------------------------------------------------------------------------------------
  Zond Windsystems Partners, Ltd.,       California      Tehacahapi    California     To own and operate a 21.4MW           1.00
  Series 85-B                                                                         wind turbine generation
                                                                                      facility located near
                                                                                      Tehachapi, California and
                                                                                      to sell the power generated
                                                                                      there at wholesale.
---------------------------------------------------------------------------------------------------------------------------------
  Zond Windsystems Partners, Ltd.,       California      Tehacahapi    California     To own and operate an 18MW            1.00
  Series 85-C                                                                         wind turbine generation
                                                                                      facility located in Alameda
                                                                                      County, California and to
                                                                                      sell the power generated
                                                                                      there at wholesale.
---------------------------------------------------------------------------------------------------------------------------------

                            FOREIGN UTILITY COMPANIES

---------------------------------------------------------------------------------------------------------------------------------
                                                                                                                      %ENRON
               SUBSIDIARY              INCORPORATION/      CITY        STATE                  PURPOSE                OWNERSHIP
                                          FORMATION
---------------------------------------------------------------------------------------------------------------------------------
  Batangas Power Corp.                 Philippines     Makati,      Philippines  To own and operate a power plant          50.00
                                                       Metro                     facility in Batangas, Republic
                                                       Manila                    of the Philippines.
---------------------------------------------------------------------------------------------------------------------------------
  Companhia de Gas de Bahia S.A.       Brazil          Bahia        Brazil       Gas distribution company in the           41.50
                                                                                 state of Bahia.
---------------------------------------------------------------------------------------------------------------------------------
  Companhia de Gas de Santa Catarina   Brazil          Santa        Brazil       Gas distribution company in the           41.00
  S.A.                                                 Catarina                  state of Santa Catarina.
---------------------------------------------------------------------------------------------------------------------------------
  Companhia Estadual de Gas do Rio de  Brazil          Rio de       Rio de       To build, own and operate a             25.3833
  Janeiro                                              Janeiro      Janeiro      pipeline network in the State of
                                                                                 Rio de Janeiro, Brazil.
---------------------------------------------------------------------------------------------------------------------------------
  Companhia Paraibana de Gas S.A.      Brazil          Paraiba      Brazil       Gas distribution company in the           41.50
                                                                                 state of Paraiba.
---------------------------------------------------------------------------------------------------------------------------------
  Companhia Paranaense de Gas S.A.     Brazil          Parana       Brazil       Gas distribution company in the           24.50
                                                                                 state of Parana.
---------------------------------------------------------------------------------------------------------------------------------
  Companhia Pernambucana de Gas S.A.   Brazil          Pernambuco   Brazil       Gas distribution company in the           41.50
                                                                                 state of Pernambuco.
---------------------------------------------------------------------------------------------------------------------------------
  EcoElectrica, L.P.                   Bermuda         Penaclas     Puerto Rico  To design, construct and own a            50.00
                                                                                 power generating facility in
                                                                                 Puerto Rico.
---------------------------------------------------------------------------------------------------------------------------------
  ECT Colombia Pipeline Holdings 2     Cayman Islands  Grand        Cayman       To be utilized in connection             100.00
  Ltd.                                                 Cayman       Islands      with the bid to purchase shares
                                                                                 in PROMIGAS S.A., ESP.
---------------------------------------------------------------------------------------------------------------------------------
  Electricidad Enron de Guatemala,     Guatemala       None listed  Guatemala    Development and construction of          100.00
  S.A.                                                                           a power facility in Guatemala.
---------------------------------------------------------------------------------------------------------------------------------
  Empresa Sergipana de Gas S.A.        Brazil          Sergipe      Brazil       Gas distribution company in the           41.50
                                                                                 state of Sergipe.
---------------------------------------------------------------------------------------------------------------------------------
  Enron Capital & Trade Resources      England         London       England      To hold Enron Power Corp.'s              100.00
  Limited                                                                        equity positions in the various
                                                                                 joint venture projects being
                                                                                 developed in the United Kingdom.
---------------------------------------------------------------------------------------------------------------------------------
  Enron Development Piti L.L.C.        Delaware        Tamuning     Guam         To own and operate a power plant          50.00
                                                                                 facility in Piti, Guam.
---------------------------------------------------------------------------------------------------------------------------------
  Enron Equity Corp.                   Delaware        Houston      Texas        To provide a deconsolidated               73.00
                                                                                 entity for tax purposes into
                                                                                 which earnings of Transportadora
                                                                                 de Gas del Sur, S.A., Batangas
                                                                                 Power Corp., and Subic Power
                                                                                 Corp. will flow.
---------------------------------------------------------------------------------------------------------------------------------
  Enron Power Operations Teesside      England         London       England      Operations and Management                 50.00
---------------------------------------------------------------------------------------------------------------------------------
  Enron Power Philippines Corp.        Philippines     Metro        Philippines   Holding company for interests           100.00
                                                       Manila                     in power plant facilities in
                                                                                  the Republic of the Philippines.
---------------------------------------------------------------------------------------------------------------------------------
  Enron Power Philippine Operating     Delaware        Houston      Texas        Operation of Philippine based            100.00
  Corp.                                                                          power generating facility at
                                                                                 Batangas.
---------------------------------------------------------------------------------------------------------------------------------
  Enron Subic Power Corp.              Philippines     Manila       Philippines  Lease and operate electric/power          99.00
                                                                                 generating facilities.
---------------------------------------------------------------------------------------------------------------------------------
  Gas de Alagoas S.A.                  Brazil          Alagoas      Brazil       Gas distribution company in the           41.50
                                                                                 state of Alagoas.
---------------------------------------------------------------------------------------------------------------------------------
  Promigas S.A., E.S.P.                Colombia        Barranquilla Colombia     Engaged in business of natural            38.67
                                                                                 gas transportation, operation of
                                                                                 natural gas pipelines for third
                                                                                 parties, pipeline services and
                                                                                 the utilization of compressed
                                                                                 natural gas.
---------------------------------------------------------------------------------------------------------------------------------
  Puerto Quetzal Power Corp.           Delaware        Houston      Texas        Operation and Management                  50.00
---------------------------------------------------------------------------------------------------------------------------------
  Riogas S.A.                          Brazil          Rio de       Rio de       To build, own and operate a gas          29.335
                                                       Janeiro      Janeiro      pipeline network in the State of
                                                                                 Rio de Janeiro, Brazil
---------------------------------------------------------------------------------------------------------------------------------
  San Juan Gas Company, Inc.           Puerto Rico     Mirimar      Puerto Rico  Distribution and sale of gas via         100.00
                                                       Santurce                  underground pipeline system in
                                                                                 San Juan,Puerto Rico
---------------------------------------------------------------------------------------------------------------------------------
  Sarlux S.R.L.                        Italy           N/A          Italy        To participate in the Sarlux              45.00
                                                                                 IGCC Power Project.
---------------------------------------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------------------------------------------
                                                                                                                     %ENRON
               SUBSIDIARY              INCORPORATION/      CITY        STATE                  PURPOSE               OWNERSHIP
                                          FORMATION
-------------------------------------------------------------------------------------------------------------------------------
  Smith/Enron Cogeneration Limited     Turks & Caicos  Grand        Turks &      To construct, acquire and own,          50.00
  Partnership                          Isles           Turk         Caicos,      manage and operate the project
                                                                    Island,      (a 185 MW barge -mounted power
                                                                    B.W.I.       generation facility.)
-------------------------------------------------------------------------------------------------------------------------------
  Smith/Enron O&M Limited Partnership  Turks & Caicos  Grand        Turks &      To operate and maintain the             50.00
                                       Isles           Turk         Caicos,      approx. 185 MW power  plant to
                                                                    Island,      be constructed near Puerto
                                                                    B.W.I.       Plata, Dom. Rep.
-------------------------------------------------------------------------------------------------------------------------------
  Subic Power Corp.                    Philippines     Metro        Philippines  To design, construct, own and           50.00
                                                       Manila                    operate power generating
                                                                                 facilities in the Republic of
                                                                                 the Philippines.
-------------------------------------------------------------------------------------------------------------------------------
  Sutton Bridge Power                  England         London       England      Development of a gas-fired power        25.00
                                                                                 plant located at Sutton Bridge
                                                                                 in Lincolnshire, England.
-------------------------------------------------------------------------------------------------------------------------------
  Teesside Gas Processing Limited      England         London       England      Responsible for the gas liquids        100.00
                                                                                 and gas processing plant being
                                                                                 built in conjunction w/Teesside
                                                                                 Cogen plant.
-------------------------------------------------------------------------------------------------------------------------------
  Teesside Gas Transportation Limited  England         London       England      Responsible for gas supply going       100.00
                                                                                 to the Teesside Cogen plant.
-------------------------------------------------------------------------------------------------------------------------------
  Teesside Power Holdings Limited      England         London       England      Main Activity:  Holding Company         85.00
-------------------------------------------------------------------------------------------------------------------------------
  Teesside Power Limited               England         London       England      Pending                                 31.00
-------------------------------------------------------------------------------------------------------------------------------

           (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

                     SEE EXHIBIT C AND APPENDIX I FOR A DESCRIPTION OF THE INTEREST HELD.

           (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.
                   (For calendar year ended December 31, 1997)

-------------------------------------------------------------------------------------------------------------------------------
                                                                                                    GUARANTEES/
                          SUBSIDIARY                                 CAPITAL INVESTED              RECOURSE DEBT      NOTES
-------------------------------------------------------------------------------------------------------------------------------
                  EXEMPT WHOLESALE GENERATORS
-------------------------------------------------------------------------------------------------------------------------------
Dabhol Power Company                                            Equity          287,501,000          298,062,000       (a)
-------------------------------------------------------------------------------------------------------------------------------
Enron Europe Operations Limited                                 Equity              164,000
-------------------------------------------------------------------------------------------------------------------------------
Hainan Meinan Power Company CJV                                 Equity/Debt     108,154,000
-------------------------------------------------------------------------------------------------------------------------------
Lake Benton Power Partners L.L.C                                Equity                1,000           59,000,000       (b)
-------------------------------------------------------------------------------------------------------------------------------
Trakya Elektrik Uretim ve Ticaret A.S.                          Equity           36,630,000
-------------------------------------------------------------------------------------------------------------------------------
Zond Development Corporation                                    Equity                1,000
-------------------------------------------------------------------------------------------------------------------------------
Zond-PanAero Windsystem Partners I                              Equity              275,000
-------------------------------------------------------------------------------------------------------------------------------
Zond-PanAero Windsystems Partners II                            Equity              149,000
-------------------------------------------------------------------------------------------------------------------------------
Zond Systems, Inc.                                              Equity            5,075,000
-------------------------------------------------------------------------------------------------------------------------------
ZWHC L.L.C.                                                     Equity            2,315,000
-------------------------------------------------------------------------------------------------------------------------------
Zond Windsystems Partners, Ltd., Series 85-A                    Equity              382,000
-------------------------------------------------------------------------------------------------------------------------------
Zond Windsystems Partners, Ltd., Series 85-B                    Equity              552,000
-------------------------------------------------------------------------------------------------------------------------------
Zond Windsystems Partners, Ltd., Series 85-C                    Equity              431,000
-------------------------------------------------------------------------------------------------------------------------------

                                                                             5

                                                                                                    GUARANTEES/
                          SUBSIDIARY                                 CAPITAL INVESTED              RECOURSE DEBT      NOTES
-------------------------------------------------------------------------------------------------------------------------------
                    FOREIGN UTILITY COMPANIES
-------------------------------------------------------------------------------------------------------------------------------
  Batangas Power Corp.                                          Equity           17,260,000           21,000,000       (c)
                                                                                                       5,530,000       (a)
-------------------------------------------------------------------------------------------------------------------------------
  Companhia de Gas de Bahia S.A.                                Equity           27,334,000
-------------------------------------------------------------------------------------------------------------------------------
  Companhia de Gas de Santa Catarina S.A.                       Equity            4,527,000
-------------------------------------------------------------------------------------------------------------------------------
  Companhia Estadual de Gas do Rio de Janeiro                   Equity            1,838,000
-------------------------------------------------------------------------------------------------------------------------------
  Companhia Paraibana de Gas S.A.                               Equity            5,012,000
-------------------------------------------------------------------------------------------------------------------------------
  Companhia Paranaense de Gas S.A.                              Equity            1,991,000
-------------------------------------------------------------------------------------------------------------------------------
  Companhia Pernambucana de Gas S.A.                            Equity           51,008,000
-------------------------------------------------------------------------------------------------------------------------------
  EcoElectrica, L.P.                                            Equity           12,064,000
-------------------------------------------------------------------------------------------------------------------------------
  ECT Colombia Pipeline Holdings 2 Ltd.                         Equity           20,802,000                            (e)
-------------------------------------------------------------------------------------------------------------------------------
  Electricidad Enron de Guatemala, S.A.                         Equity/Debt       1,802,000
-------------------------------------------------------------------------------------------------------------------------------
  Empresa Sergipana de Gas S.A.                                 Equity           18,253,000
-------------------------------------------------------------------------------------------------------------------------------
  Enron Capital & Trade Resources Limited                       Equity                   12
-------------------------------------------------------------------------------------------------------------------------------
  Enron Development Piti L.L.C.                                 Equity                1,000
-------------------------------------------------------------------------------------------------------------------------------
  Enron Equity Corp.                                            Equity          121,607,000
-------------------------------------------------------------------------------------------------------------------------------
  Enron Power Operations Teesside                               Equity                  100
-------------------------------------------------------------------------------------------------------------------------------
  Enron Power Philippines Corp.                                 Equity           30,908,000
-------------------------------------------------------------------------------------------------------------------------------
  Enron Power Philippine Operating Corp.                        Equity                1,000
-------------------------------------------------------------------------------------------------------------------------------
  Gas de Alagoas S.A.                                           Equity           27,559,000
-------------------------------------------------------------------------------------------------------------------------------
  Promigas S.A., E.S.P.                                         Equity          100,488,000
-------------------------------------------------------------------------------------------------------------------------------
  Puerto Quetzal Power Corp.                                    Equity           16,500,000              5,500,000     (c)
-------------------------------------------------------------------------------------------------------------------------------
  Riogas S.A.                                                   Equity            7,378,000
-------------------------------------------------------------------------------------------------------------------------------
  San Juan Gas Company                                          Equity/Debt      20,564,000            4,500,000       (a)
-------------------------------------------------------------------------------------------------------------------------------
  Sarlux S.R.L.                                                 Equity           36,957,000
-------------------------------------------------------------------------------------------------------------------------------
  Smith/Enron Cogeneration Limited Partnership                  Equity           30,647,000           68,833,000       (a)
-------------------------------------------------------------------------------------------------------------------------------
  Smith/Enron O&M Limited Partnership                           Equity
-------------------------------------------------------------------------------------------------------------------------------
  Subic Power Corp.                                              Equity          13,128,000            4,046,000       (a)
-------------------------------------------------------------------------------------------------------------------------------
  Sutton Bridge Power                                           Equity            9,003,000
-------------------------------------------------------------------------------------------------------------------------------
  Teesside Gas Processing Limited                               Equity                    3
-------------------------------------------------------------------------------------------------------------------------------
  Teesside Gas Transportation Limited                           Equity           12,921,000
-------------------------------------------------------------------------------------------------------------------------------
  Teesside Power Holdings Limited                               Equity                2,000                            (d)
-------------------------------------------------------------------------------------------------------------------------------
  Teesside Power Limited                                        Equity/Debt     125,653,000            159,172,000     (c)
                                                                                                        65,930,000     (a)
-------------------------------------------------------------------------------------------------------------------------------

  (a) Guarantees issued to support trade obligations and debt
  (b) Guarantees issued to support future equity funding (c) Guarantees issued to support letters of credit (d) Holding company - holds investment in Teesside Power Ltd.
  (e) Holding company - holds investment in Promigas S.A. E.S.P.

           (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

                   (For calendar year ended December 31, 1997)

-------------------------------------------------------------------------------------------------------------------------------
                            SUBSIDIARY                                        CAPITALIZATION         NET EARNINGS     NOTES
-------------------------------------------------------------------------------------------------------------------------------
                    EXEMPT WHOLESALE GENERATORS
-------------------------------------------------------------------------------------------------------------------------------
Dabhol Power Company                                                             839,312,000                           (a)
-------------------------------------------------------------------------------------------------------------------------------
Enron Europe Operations Limited                                                        1,000                 2,000
-------------------------------------------------------------------------------------------------------------------------------
Hainan Meinan Power Company CJV                                                  109,252,000           (7,481,000)     (a)
-------------------------------------------------------------------------------------------------------------------------------
Lake Benton Power Partners L.L.C                                                  56,107,000                87,000
-------------------------------------------------------------------------------------------------------------------------------
Trakya Elektrik Uretim ve Ticaret A.S.                                           299,699,000           (2,208,000)     (a)
-------------------------------------------------------------------------------------------------------------------------------
Zond Development Corporation                                                       1,019,000              (19,000)     (b)
-------------------------------------------------------------------------------------------------------------------------------
Zond-PanAero Windsystem Partners I                                                 6,664,000             1,422,000
-------------------------------------------------------------------------------------------------------------------------------
Zond-PanAero Windsystem Partners II                                                3,575,000               870,000
-------------------------------------------------------------------------------------------------------------------------------
Zond Systems, Inc.                                                                34,829,000             2,205,000     (b)
-------------------------------------------------------------------------------------------------------------------------------
ZWHC L.L.C.                                                                        5,475,000               846,000
-------------------------------------------------------------------------------------------------------------------------------
Zond Windsystems Partners Ltd., Series 85-A                                        3,471,000              (59,000)
-------------------------------------------------------------------------------------------------------------------------------
Zond Windsystems Partners Ltd., Series 85-B                                        5,272,000               102,000
-------------------------------------------------------------------------------------------------------------------------------
Zond Windsystems Partners Ltd., Series 85-C                                        4,616,000             (253,000)
-------------------------------------------------------------------------------------------------------------------------------
                      FOREIGN UTILITY COMPANIES
-------------------------------------------------------------------------------------------------------------------------------
  Batangas Power Corp.                                                            93,299,000            15,145,000
-------------------------------------------------------------------------------------------------------------------------------
  Companhia de Gas de Bahia S.A.                                                   4,354,000             4,311,000     (a)
-------------------------------------------------------------------------------------------------------------------------------
  Companhia de Gas de Santa Catarina S.A.                                            721,000                   -       (a)
-------------------------------------------------------------------------------------------------------------------------------
  Companhia Estadual de Gas do Rio de Janeiro                                    135,363,000          (59,252,000)     (a)
-------------------------------------------------------------------------------------------------------------------------------
  Companhia Paraibana de Gas S.A.                                                    798,000               539,000     (a)
-------------------------------------------------------------------------------------------------------------------------------
  Companhia Paranaense de Gas S.A.                                                   317,000                   -       (a)
-------------------------------------------------------------------------------------------------------------------------------
  Companhia Pernambucana de Gas S.A.                                               8,125,000             2,272,000     (a)
-------------------------------------------------------------------------------------------------------------------------------
  EcoElectrica, L.P.                                                             150,082,000                   -
-------------------------------------------------------------------------------------------------------------------------------
  ECT Colombia Pipeline Holdings 2 Ltd.                                          119,652,000            21,460,000
-------------------------------------------------------------------------------------------------------------------------------
  Electricidad Enron de Guatemala, S.A.                                            1,405,000              (23,000)
-------------------------------------------------------------------------------------------------------------------------------
  Empresa Sergipana de Gas S.A.                                                    2,508,000               421,000     (a)
-------------------------------------------------------------------------------------------------------------------------------
  Enron Capital & Trade Resources Limited                                         91,046,000            22,053,000
-------------------------------------------------------------------------------------------------------------------------------
  Enron Development Piti L.L.C.                                                   37,595,000                   -
-------------------------------------------------------------------------------------------------------------------------------
  Enron Equity Corp.                                                             401,023,000            53,714,000
-------------------------------------------------------------------------------------------------------------------------------
  Enron Power Operations Teesside                                                 65,839,000             6,399,000
-------------------------------------------------------------------------------------------------------------------------------
  Enron Power Philippines Corp.                                                   79,761,000            12,110,000
-------------------------------------------------------------------------------------------------------------------------------
  Enron Power Philippine Operating Corp.                                                 -                     -
-------------------------------------------------------------------------------------------------------------------------------
  Enron Subic Power Corp                                                             536,000               414,000
-------------------------------------------------------------------------------------------------------------------------------
  Gas de Alagoas S.A.                                                              3,787,000             1,094,000     (a)
-------------------------------------------------------------------------------------------------------------------------------
  Promigas S.A., E.S.P.                                                          322,328,000            31,102,000     (a)
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
                            SUBSIDIARY                                        CAPITALIZATION         NET EARNINGS     NOTES
-------------------------------------------------------------------------------------------------------------------------------
                FOREIGN UTILITY COMPANIES (CONTINUED)
-------------------------------------------------------------------------------------------------------------------------------
  Puerto Quetzal Power Corp.                                                      83,979,000             7,244,000
-------------------------------------------------------------------------------------------------------------------------------
  Riogas S.A.                                                                     17,993,000               116,000     (a)
-------------------------------------------------------------------------------------------------------------------------------
  San Juan Gas Company                                                             9,410,000           (3,677,000)
-------------------------------------------------------------------------------------------------------------------------------
  Sarlux S.R.L.                                                                          -                     -       (c)
-------------------------------------------------------------------------------------------------------------------------------
  Smith/Enron Cogeneration Limited Partnership                                   270,619,000            26,175,000
-------------------------------------------------------------------------------------------------------------------------------
  Smith/Enron O&M Limited Partnership                                              3,595,000             2,256,000
-------------------------------------------------------------------------------------------------------------------------------
  Subic Power Corp.                                                              111,895,000             6,582,000
-------------------------------------------------------------------------------------------------------------------------------
  Sutton Bridge Power                                                            118,399,000               954,000
-------------------------------------------------------------------------------------------------------------------------------
  Teesside Gas Processing Limited                                                        -                     -
-------------------------------------------------------------------------------------------------------------------------------
  Teesside Gas Transportation Limited                                             30,138,000            31,422,000
-------------------------------------------------------------------------------------------------------------------------------
  Teesside Power Holdings Limited                                                225,506,000             9,783,000
-------------------------------------------------------------------------------------------------------------------------------
  Teesside Power Limited                                                       1,572,362,000            23,340,000
-------------------------------------------------------------------------------------------------------------------------------

  (a) Not U.S. GAAP.
  (b) No separate financial statements are produced for this entity - amounts calculated from consolidating financial statements.
  (c) Project under construction - no financial statement available.


                           [Intentionally left blank.]

           (e) Identify any service, sales or construction contract(s) between EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

                     SEE APPENDIX III WHICH HAS BEEN FILED CONFIDENTIALLY WITH THE SECURITIES AND EXCHANGE COMMISSION.

           The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 30th day of March, 1998.

                               ENRON CORP.

                               /s/ Robert H. Butts
                               -------------------------------
                               By:  Robert H. Butts
                               Title:  Vice President and Controller
CORPORATE SEAL
Attest:

/s/ Kate B. Cole
-------------------------------------
Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:

Robert D. Eickenroht, Assistant General Counsel
--------------------------------------------------
           (Name)              (Title)

1400 Smith Street, EB4854
Houston, Texas 77002
----------------------------------
Telephone: 713/853-3155
Telecopy:  713/646-5847

                                                             12/31/97
                                                             SEC FORM U-3A-2/A


                                   APPENDIX I


                        Enron Corp. Subsidiary Interests

                Filed with the Securities and Exchange Commission
                     pursuant to Rule 202 of Regulation S-T

                                                              12/31/97
                                                              SEC FORM U-3A-2/A


                                   APPENDIX II

     Enron Corp. properties and subsidiary public utility company interests

------------------------------------------------ -------------- ----------- ------------ ----------------------- ------------
                  SUBSIDIARY                       PLACE OF     PRINCIPAL    PRINCIPAL          PURPOSE            % ENRON
                                                 INCORPORATION  ADDRESS       ADDRESS                             OWNERSHIP
                                                                   CITY        STATE
------------------------------------------------ -------------- ----------- ------------ ----------------------- ------------
  PORTLAND GENERAL ELECTRIC COMPANY                 Oregon       Portland     Oregon     Electric utility.         100.00
------------------------------------------------ -------------- ----------- ------------ ----------------------- ------------
       Portland General Transport Corporation       Oregon       Portland     Oregon     Sale of segmented gas     100.00
                                                                                         pipeline capacity,
                                                                                         currently inactive.
------------------------------------------------ -------------- ----------- ------------ ----------------------- ------------
            121 S.W.  Salmon St. Corporation        Oregon       Portland     Oregon     Leases PGE                100.00
                                                                                         Headquarters.
------------------------------------------------ -------------- ----------- ------------ ----------------------- ------------
                      Worldwide Trade Center        Oregon       Portland     Oregon     Development of World      100.00
Northwest             Corporation                                                        Trade Center complex
                                                                                         in Portland, Oregon.
------------------------------------------------ -------------- ----------- ------------ ----------------------- ------------


Enron Corp. has no properties other than the stock of its subsidiaries and an immaterial amount of office equipment and furniture. Its only public utility subsidiary is Portland General Electric Company ("PGE"). PGE is engaged in the generation, purchase, transmission, distribution and sale of electric energy in Oregon. PGE has a 321 MW ownership interest in generating plants in Washington (1 plant) and Montana (2 plants), comprising approximately 15% of its total generating capacity. PGE sells electric energy at wholesale in interstate commerce to electric utilities located in other states, primarily California. PGE purchases electric energy from public utility districts located in Washington and from nonassociated utilities in Oregon, Washington, Montana, Idaho, Arizona, New Mexico, California and Canada. PGE purchases surplus electric energy from the Bonneville Power Administration ("BPA"), a federal agency that markets electric energy generated by federal hydroelectric dams located on the Columbia River in Oregon and Washington.

PGE owns wholly or jointly the following generating facilities:

---------------------------- ---------------------------- ---------------------- ------------------------- ------------------
                                                                                   Percent of Company's          Fuel
           Name                       Location             Net Capability (MW)           Interest
---------------------------- ---------------------------- ---------------------- ------------------------- ------------------
Sullivan                     West Linn, OR                         16                     100.0               Hydro
---------------------------- ---------------------------- ---------------------- ------------------------- ------------------
Faraday                      Estacada, OR                          44                     100.0               Hydro
---------------------------- ---------------------------- ---------------------- ------------------------- ------------------
River Mill                   Estacada, OR                          23                     100.0               Hydro
---------------------------- ---------------------------- ---------------------- ------------------------- ------------------
Bull Run                     Bull Run, OR                          22                     100.0               Hydro
---------------------------- ---------------------------- ---------------------- ------------------------- ------------------
Oak Grove                    Three Lynx, OR                        44                     100.0               Hydro
---------------------------- ---------------------------- ---------------------- ------------------------- ------------------
Pelton                       Madras, OR                            108                    100.0               Hydro
---------------------------- ---------------------------- ---------------------- ------------------------- ------------------
North Fork                   Estacada, OR                          54                     100.0               Hydro
---------------------------- ---------------------------- ---------------------- ------------------------- ------------------
Round Butte                  Madras, OR                            300                    100.0               Hydro
---------------------------- ---------------------------- ---------------------- ------------------------- ------------------
Centralia                    Centralia, OR                        1,310                     2.5               Coal
---------------------------- ---------------------------- ---------------------- ------------------------- ------------------
Bethel                       Salem, OR                             116                    100.0               Gas or Oil
---------------------------- ---------------------------- ---------------------- ------------------------- ------------------
Beaver                       Clatskanie, OR                        500                    100.0               Gas or Oil
---------------------------- ---------------------------- ---------------------- ------------------------- ------------------
Boardman                     Boardman, OR                          508                     65.0               Coal
---------------------------- ---------------------------- ---------------------- ------------------------- ------------------
Colstrip 3&4                 Colstrip, MT                         1,440                    20.0               Coal
---------------------------- ---------------------------- ---------------------- ------------------------- ------------------
Coyote Springs               Boardman, OR                          241                    100.0               Gas or Oil
---------------------------- ---------------------------- ---------------------- ------------------------- ------------------

                                                             12/31/97
                                                             SEC FORM U-3A-2/A

                                   APPENDIX II
                                   (CONTINUED)


PGE's electric distribution system is located within its service territory in Oregon. PGE serves an area of 3,170 square miles, including 54 incorporated cities. PGE has transmission lines for the delivery of electricity from its plants located in Oregon to its service territory or to the Northwest grid. Electric energy from the plants located in other states is delivered to PGE over the Northwest grid. PGE owns 20% of the Pacific Northwest Intertie, a 4,800 MW transmission facility between John Day, in Northern Oregon, and Malin, in Southern Oregon near the California border. This line is used primarily for interstate sales and purchases of electric energy among BPA, utilities in the Pacific Northwest, including PGE, and California utilities.

PGE has a 90% ownership interest in a 20 inch diameter natural gas pipeline that runs approximately 18 miles from its Beaver generating plant, located in Clatskanie, Oregon, to Cowlitz County Washington where it interconnects with the interstate gas distribution system of Northwest Pipeline Company.

                                                             12/31/97
                                                             SEC FORM U-3A-2/A


                                  APPENDIX III

A description of service, sales or construction contracts between any EWG or foreign utility company and a system company.

                          Filed confidentially with the
                       Securities and Exchange Commission
                  pursuant to Rule 104 as promulgated under the
                       Public Utility Holding Company Act